Exhibit 12.01

VALERO L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Nine Months Ended September 30,				Year Ended December 31,
	2006		2005		2004		2003		2002		2001

Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$110,033		$110,069		$77,074		$67,177		$52,350		$42,694

Add:
Fixed charges	55,844		46,211		21,625		16,443		5,492		4,203
Amortization of capitalized interest	86		80		60		55		48		39
Distributions from joint ventures	4,524		4,657		1,373		2,803		3,590		2,874
Less: Interest capitalized	(1,100)		(1,008)		(192)		(123)		(255)		(298)
Total earnings	$169,387		$160,009		$99,940		$86,355		$61,225		$49,512

Fixed charges:
Interest expense (1)	$50,425		$41,616		$20,630		$15,291		$4,968		$3,721
Amortization of debt issuance costs	542		622		407		740		160		90
Interest capitalized	1,100		1,008		192		123		255		298
Rental expense interest factor (2)	3,777		2,965		396		289		109		94
Total fixed charges	$55,844		$46,211		$21,625		$16,443		$5,492		$4,203

Ratio of earnings to fixed charges	3.0	x	3.5	x	4.6	x	5.3	x	11.1	x	11.8	x

(1)             The “interest and other expense, net” reported in Valero L.P.’s consolidated statements of income for the nine months ended September 30, 2006 and the year ended December 31, 2005 includes investment income of $2,061,000 and $850,000, respectively and includes other income (expense) of $1,276,000 and ($2,237,000), respectively.

(2)             The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.